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                                                                    Exhibit 99.2

[LOGO] AEGON

                      FACT SHEET ON AEGON'S EMBEDDED VALUE

General

The complex payment flows and long-term scales associated with life insurance contracts make it difficult to identify how much value a life insurance business represents and is creating. Embedded value life insurance is a management tool that helps to fill this gap and plays an important role in corporate planning and resource allocation.

Embedded value life insurance is an estimate of the economic value of the existing life business and is to a large extent actuarially determined. This figure provides additional information on the financial condition and expected results of operations and is calculated primarily by adding up the accumulated past profits not yet distributed and the value of the expected future profits of the current portfolio. We have calculated embedded value life insurance internally for many years. The results have been used for performance measurement and business planning.

To calculate the embedded value on a consistent basis worldwide, we have defined a framework, a methodology, formulas and assumptions as much as possible in line with best practices used in the industry. These embedded value life insurance principles also provide guidance for the movement analysis and the value of new business. The operating assumptions used are based on our experience and/or available market data. The economic assumptions are derived from publicly available market data.

Our embedded value life insurance is not based on generally accepted accounting principles in the Netherlands (DAP), which are used to prepare and report our financial statements, but has been independently reviewed. It should be seen as information that provides additional insight into the potential of our existing business at the end of the period under review.

Our embedded value calculations focus primarily on the life business because of its long-term nature. Non-life business, which is more short-term, is included - at book value (based on DAP) - in the total embedded value.

Disclosure

We decided last year to publicly disclose our embedded value life insurance commencing the summer of 2003, because we believe that embedded value life insurance when used in conjunction with other publicly disclosed financial information, can provide a meaningful measure for investors and the financial community to gain additional insight into our company. It also satisfies the demand from the investment community to provide this information. We will disclose our embedded value life insurance once per year.

Before commencing the disclosure of embedded value life insurance we wanted to provide a high level of disclosure. We focussed on the details of information and extra disclosure to enhance the value of the information. Our calculations, methodology and assumptions aimed to be as much as possible in line with best practices used in the industry. Our embedded value life insurance has been independently reviewed by Tillinghast-Towers Perrin with regard to the reasonableness of methodology, assumptions and models (for more details see the press release and chapter 6 of the addendum on AEGON's embedded value results).

Embedded value life insurance

Embedded value life insurance is a measure that combines accumulated but not yet distributed past profits (available surplus) and the present value of future expected profits arising from the existing book of life business after deducting the cost of capital. The value of future new business is not included. Our total embedded value additionally includes the book value of all other business - including general insurance, accident & health in non-life

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entities and banking - and the book value of the holding companies (largely debt and capital securities).

Our value of new business is a measure of the value added by production sold in the year under review.

An increase in embedded value life insurance during a year means that value was created through one or more of the drivers of embedded value life insurance. Theoretically, if all assumptions occurred as projected and no new business were sold during a reporting year, embedded value life insurance is presumed to increase by the expected return on the embedded value life insurance at the beginning of the year.

A decrease in embedded value life insurance means that value was lost through one or more drivers. This can be caused by lower than assumed profits, for instance because of a downturn in equity markets or high credit defaults.

The embedded value life insurance of different companies cannot be directly compared because they are influenced by many different components. These are all calculated based on methodologies, principles, assumptions and local requirements, potentially differing by company. These differences may cause inconsistency in comparisons.

For a further explanation on embedded value life insurance and total embedded value, please refer to:

..    the press release and the report on AEGON's embedded value results
..    www.aegon.com